SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2004

                            W.P. STEWART & CO., LTD.
                     (Translation of Registrant's Name Into
                                    English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F |X|     Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes |_|           No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

                            W.P. STEWART & CO., LTD.

Form 6-K:       Table of Contents

1. Unaudited Condensed Consolidated Financial Statements of W.P. Stewart & Co., Ltd. as of March 31, 2004 and for the three months ended March 31, 2004 and 2003

2.    Interim Financial Report

3.    Exhibit - Press release dated April 29, 2004

4.    Exhibit - Press release dated May 7, 2004

                           Forward-Looking Statements

      Certain statements in this Report on Form 6-K are forward-looking statements, including, without limitation, statements concerning our assumptions, expectations, beliefs, intentions, plans or strategies regarding the future. Such forward-looking statements are based on beliefs of our management as well as on estimates and assumptions made by and information currently available to our management. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in the Annual Report on Form 20-F of W.P. Stewart & Co., Ltd. as well as the following:

      o     general economic and business conditions;

      o     a challenge to our U.S. tax status;

      o     industry capacity and trends;

      o     competition;

      o     the loss of major clients;

      o     changes in demand for our services;

      o changes in business strategy or development plans and the ability to implement such strategies and plans;

      o changes in the laws and/or regulatory circumstances in the United States, Bermuda, Europe or other jurisdictions;

      o the adverse effect from a decline or volatility in the securities market in general or our products' performance;

      o quality of management and the ability to attract and retain qualified personnel;

      o actions taken or omitted to be taken by third parties including our shareholders, clients, competitors and legislative, regulatory, judicial and governmental authorities; and

      o     availability, terms and deployment of capital.

      Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned. We do not intend to review or revise any particular forward-looking statements made in this Report on Form 6-K in light of future events. You are cautioned not to put undue reliance on any forward-looking statements.

                            W.P. Stewart & Co., Ltd.
            Condensed Consolidated Statements of Financial Condition

                                                                                                         March 31,     December 31,
                                                                                                           2004            2003
                                                                                                       ------------    ------------
                                                                                                       (unaudited)
                                  Assets:
  Cash and cash equivalents                                                                            $ 40,885,861    $ 36,824,614
  Fees receivable                                                                                         1,852,073       1,895,426
  Receivable from broker-dealer                                                                           1,772,420         395,617
  Investments in unconsolidated affiliates (net of accumulated amortization
    of $267,709 and $247,116 at March 31, 2004 and December 31, 2003, respectively)                       3,793,054       3,855,406
  Receivables from affiliates, net                                                                          841,339         903,029
  Investments, available for sale [primarily municipal securities] (cost $9,484,764 and $9,469,688
    at Macrh 31, 2004 and December 31, 2003, respectively)                                                9,367,006       9,291,201
  Investment in aircraft (net of accumulated depreciation of $17,943,301 and $17,442,551 at
    March 31, 2004 and December 31, 2003, respectively)                                                   4,508,174       5,008,924
  Goodwill                                                                                                5,631,797       5,631,797
  Intangible assets (net of accumulated amortization of $14,845,362 and $13,572,643 at
    March 31, 2004 and December 31, 2003, respectively)                                                  67,936,854      69,160,735
  Furniture, equipment and leasehold improvements (net of accumulated depreciation and
    amortization of $4,367,223 and $4,264,880 at March 31, 2004 and December 31, 2003, respectively)      3,247,801       3,320,096
  Interest receivable on shareholders' notes                                                                156,702         146,158
  Income taxes receivable                                                                                 1,377,252       1,510,692
  Other assets                                                                                            2,678,880       3,064,215
                                                                                                       ------------    ------------
                                                                                                       $144,049,213    $141,007,910
                                                                                                       ============    ============

                        Liabilities and Shareholders' Equity:

Liabilities:
  Loans payable                                                                                        $ 16,778,490    $ 16,968,114
  Employee compensation and benefits payable                                                              1,911,004       1,075,306
  Fees payable                                                                                            1,079,383         678,937
  Professional fees payable                                                                               3,503,637       3,280,871
  Accrued expenses and other liabilities                                                                  4,138,416       3,919,361
                                                                                                       ------------    ------------
                                                                                                         27,410,930      25,922,589
                                                                                                       ------------    ------------

Minority Interest                                                                                           324,703         416,731
                                                                                                       ------------    ------------

Shareholders' Equity:
  Common shares, $0.001 par value (125,000,000 shares authorized 45,995,526 and 46,035,726
        shares issued and outstanding at March 31, 2004 and December 31, 2003, respectively)                 45,995          46,036
  Additional paid-in-capital                                                                             80,312,761      80,419,304
  Contingently returnable shares (162,800 shares at March 31, 2004 and December 31, 2003)                (3,623,928)     (3,623,928)
  Accumulated other comprehensive income                                                                    864,267         573,284
  Retained earnings                                                                                      45,347,192      45,217,876
                                                                                                       ------------    ------------
                                                                                                        122,946,287     122,632,572

Less: notes receivable for common shares                                                                 (6,632,707)     (7,963,982)
                                                                                                       ------------    ------------
                                                                                                        116,313,580     114,668,590
                                                                                                       ------------    ------------
                                                                                                       $144,049,213    $141,007,910
                                                                                                       ============    ============

   The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
                               Unaudited Condensed
                      Consolidated Statements of Operations
               For the Three Months Ended March 31, 2004 and 2003

                                                        2004            2003
                                                    ------------    ------------

Revenue:
  Fees                                              $ 25,769,394    $ 23,275,148
  Commissions                                          9,411,293       5,901,074
  Interest and other                                     333,707         565,359
                                                    ------------    ------------
                                                      35,514,394      29,741,581
                                                    ------------    ------------

Expenses:
  Employee compensation and benefits                   6,813,270       6,354,285
  Fees paid out                                        1,730,524       1,368,899
  Commissions, clearance and trading                   1,974,840       1,201,559
  Research and administration                          3,736,397       3,724,619
  Marketing                                            1,446,483       1,169,107
  Depreciation and amortization                        2,008,208       1,964,067
  Other operating                                      2,363,217       2,581,671
                                                    ------------    ------------
                                                      20,072,939      18,364,207
                                                    ------------    ------------

Income before taxes                                   15,441,455      11,377,374

Provision for taxes                                    1,544,146       1,137,737
                                                    ------------    ------------
Net income                                          $ 13,897,309    $ 10,239,637
                                                    ============    ============

Earnings per share:

Basic earnings per share                            $       0.31    $       0.23
                                                    ============    ============

Diluted earnings per share                          $       0.31    $       0.23
                                                    ============    ============

   The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
  Unaudited Condensed Consolidated Statement of Changes in Shareholders' Equity
               For the Three Months Ended March 31, 2004 and 2003


                                                         Common Shares          Additional      Contingently
                                                    -----------------------      Paid-In         Returnable
                                                      Shares        Amount        Capital           Shares
                                                    -----------    ---------    ------------     ------------
Balance @ December 31, 2003                          46,035,726    $  46,036    $ 80,419,304     $ (3,623,928)

  Issuance of common shares, @ $0.001 par value
    Cash                                                 13,245           13         230,261
    Notes receivable                                      7,858            7         148,366

  Contingently returnable shares, no longer subject to repurchase

  Repurchase and cancellation of common
   shares, @ $0.001 par value                           (40,124)         (40)       (231,593)

  Cancellation of common shares, @ $0.001
   par value                                            (21,179)         (21)       (346,762)

  Non-cash compensation                                                               93,185

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                    -----------    ---------    ------------     ------------

Balance @ March 31, 2004                             45,995,526    $  45,995    $ 80,312,761     $ (3,623,928)
                                                    ===========    =========    ============     ============

Balance @ December 31, 2002                          46,179,822    $  46,180    $ 78,673,127     $(14,263,158)

  Issuance of common shares, @ $0.001 par value
    Cash
    Notes receivable

  Contingently returnable shares, no longer
   subject to repurchase                                                           3,278,840        6,637,652

  Repurchase and cancellation of common
   shares, @ $0.001 par value                            (5,606)          (6)       (100,454)

  Cancellation of common shares, @ $0.001
   par value                                            (35,000)         (35)       (377,615)         377,650

  Non-cash compensation                                                              100,983

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                    -----------    ---------    ------------     ------------
Balance @ March 31, 2003                             46,139,216    $  46,139    $ 81,574,881     $ (7,247,856)
                                                    ===========    =========    ============     ============

                                                    Accumulated
                                                       Other
                                                    Comprehensive    Retained         Notes
                                                       Income        Earnings       Receivable         Total
                                                    -------------  ------------   -------------    -------------
Balance @ December 31, 2003                          $  573,284    $ 45,217,876   $  (7,963,982)   $ 114,668,590

  Issuance of common shares, @ $0.001 par value
    Cash                                                                                                 230,274
    Notes receivable                                                                   (148,373)              --

  Contingently returnable shares, no longer
   subject to repurchase                                                                                      --

  Repurchase and cancellation of common
   shares, @ $0.001 par value                                                                           (231,633)

  Cancellation of common shares, @ $0.001
   par value                                                                            346,783               --

  Non-cash compensation                                                                                   93,185

  Net income                                                         13,897,309                       13,897,309

  Dividends                                                         (13,767,993)                     (13,767,993)

  Other comprehensive income                            290,983                                          290,983

  Proceeds from notes receivable
    for common shares                                                                 1,132,865        1,132,865
                                                     ----------    ------------   -------------    -------------

Balance @ March 31, 2004                             $  864,267    $ 45,347,192   $  (6,632,707)   $ 116,313,580
                                                     ==========    ============   =============    =============

Balance @ December 31, 2002                          $   34,576    $ 57,129,989   $ (13,555,499)   $ 108,065,215

  Issuance of common shares, @ $0.001 par value
    Cash
    Notes receivable

  Contingently returnable shares, no longer
   subject to repurchase                                                                               9,916,492

  Repurchase and cancellation of common
   shares, @ $0.001 par value                                                                           (100,460)

  Cancellation of common shares, @ $0.001
   par value                                                                                                  --

  Non-cash compensation                                                                                  100,983

  Net income                                                         10,239,637                       10,239,637

  Dividends                                                         (13,745,770)                     (13,745,770)

  Other comprehensive income                           (176,605)                                        (176,605)

  Proceeds from notes receivable
    for common shares                                                                 1,541,284        1,541,284
                                                     ----------    ------------   -------------    -------------
Balance @ March 31, 2003                             $ (142,029)   $ 53,623,856   $ (12,014,215)   $ 115,840,776
                                                     ==========    ============   =============    =============

   The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
                        Unaudited Condensed Consolidated
                            Statements of Cash Flows
               For the Three Months Ended March 31, 2004 and 2003

                                                                             2004             2003
                                                                         ------------     ------------
Cash flows from operating activities:
  Net income                                                             $ 13,897,309     $ 10,239,637
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      (Gain)/loss on sale of available for sale securities                         --          (64,413)
      Amortization of bond premium                                             27,187           79,645
      Depreciation and amortization                                         2,008,208        1,964,067
      Equity in income of unconsolidated affiliates                            41,759           (4,509)
      Non-cash compensation                                                    93,185          100,983
      Minority interest                                                       (92,029)          (9,133)
  Changes in operating assets and liabilities:
      Fees receivable                                                          43,353         (324,872)
      Receivable from broker-dealer                                        (1,376,803)         158,415
      Receivables from affiliates, net                                         61,690         (118,710)
      Income taxes receivable                                                 133,440          453,397
      Interest receivable on shareholders' notes                              (10,544)          38,213
      Other assets                                                            385,335          431,166
      Employee compensation and benefits payable                              835,698              499
      Fees payable                                                            400,446          120,482
      Professional fees payable                                               222,766          611,483
      Accrued expenses and other liabilities                                  219,055          247,553
                                                                         ------------     ------------
               Net cash provided by operating activities                   16,890,055       13,923,903
                                                                         ------------     ------------

Cash flows (used for) / provided by investing activities:
  Proceeds from sale of available for sale securities                         850,000          869,413
  Purchase of available for sale securities                                  (880,688)        (719,738)
  Cash dividends paid on shares subject to repurchase                         (48,840)         (97,680)
  Purchase of furniture, equipment and leasehold improvements                (141,847)          (2,253)
                                                                         ------------     ------------
               Net cash (used for) / provided by investing activities        (221,375)          49,742
                                                                         ------------     ------------

Cash flows (used for) financing activities:
  Payments on loans payable                                                  (189,624)        (155,167)
  Proceeds from issuance of common shares                                     230,274               --
  Repurchase of common shares                                                (231,633)        (100,460)
  Proceeds from notes receivable for common shares                          1,132,865        1,541,284
  Dividends to shareholders                                               (13,767,993)     (13,745,770)
                                                                         ------------     ------------
               Net cash (used for) financing activities                   (12,826,111)     (12,460,113)

Effect of exchange rate changes in cash                                       218,678         (108,729)
                                                                         ------------     ------------
Net increase in cash and cash equivalents                                   4,061,247        1,404,803

 Cash and cash equivalents, beginning of period                            36,824,614       34,426,192
                                                                         ------------     ------------
 Cash and cash equivalents, end of period                                $ 40,885,861     $ 35,830,995
                                                                         ============     ============

Supplemental disclosures of cash flows information
  Cash paid during the period for:
               Income taxes                                              $  1,417,863     $    675,374
                                                                         ============     ============
               Interest                                                  $    137,072     $    299,557
                                                                         ============     ============

Supplemental Schedule of Non-Cash Investing and Financing Activities:

On January 1, 2003, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. in 1999, ceased to be subject to repurchase, and were recorded with a fair value of $2,333,644, $3,868,800 and $3,714,048, respectively. Additionally, in accordance with the provisions of the acquisition agreements, the Company reacquired 35,000 shares which were recorded with a value of $377,650 representing the initial issue price of the shares (see
Note 2).

As discussed in Note 8, the Company cancelled outstanding notes of $346,783 for the three months ended March 31, 2004.

As discussed in Note 9, the Company issued common shares for notes receivable for the three months ended March 31, 2004 in the amount of $148,373.

   The accompanying notes are an integral part of these condensed consolidated financial statements.

                    NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

The accompanying financial statements of W.P. Stewart & Co., Ltd., a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America ("U.S.") Investment Advisers Act of 1940, as amended, ("WPS & Co., Ltd." and, together with its subsidiaries, the "Company") are presented on a condensed consolidated basis.

These condensed consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements in the Annual Report on Form 20-F of the Company for the year ended December 31, 2003. The condensed consolidated financial information as of and for the year ended December 31, 2003 has been derived from audited consolidated financial statements not included herein. Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation. All material intercompany transactions and balances have been eliminated.

The unaudited condensed financial statements include all adjustments, consisting only of normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results in the interim periods. Interim period operating results for the three months ended March 31, 2004 are not necessarily indicative of results that may be expected for the entire year or any other period.

NOTE 2: BACKGROUND AND ORGANIZATION

For the three months ended March 31, 2004 and 2003, the consolidated Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related services including securities brokerage.

Business Acquisitions

In 1999 the Company acquired 50% of TPRS Services N.V. ("TPRS") and 100% of NS Money Management (Bermuda) Limited ("NSMM") and First Long Island Investors, Inc. ("FLII"). On December 29, 2000, the Company acquired the remaining 50% of TPRS. The repurchase provisions of the acquisition agreements specify that 80% of the Company's common shares issued in connection therewith can be repurchased ("contingently returnable shares") at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001, 2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates are July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decrease below defined reference amounts at the specified dates and are not replaced.

The recorded purchase price for each acquisition is determined by the sum of:

      1. the number of shares issued on acquisition not subject to repurchase multiplied by the fair value of each of those shares at acquisition date;

      2. the number of shares that cease to be subject to repurchase at each anniversary date multiplied by the fair value of each of those shares at that date; and

      3.    the cumulative cash dividends paid on shares subject to repurchase.

The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders' equity (within share capital and as a contra-equity account captioned "contingently returnable shares") at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares cease to be subject to repurchase, the contra-equity account is relieved and any difference between the initial issue price and the then current fair value of the shares is charged or credited to additional paid-in capital, and the purchase price is adjusted for the fair value of the shares. Cash dividends on shares no longer subject to repurchase are recorded as a reduction of shareholders' equity.

The following table shows information for each acquisition as of and for the three months ended March 31, 2004.

                                                               Cash
                                                             Dividends
                                                              Paid on
                Aggregate      Shares Not    Contingently   Contingently     Purchase      Intangible
                Number of      Subject to     Returnable     Returnable       Price       Amortization
Acquisition      Shares        Repurchase       Shares         Shares       Allocation   for the Period
-----------      ------        ----------       ------         ------       ----------   --------------

TPRS             1,966,000      1,803,200        162,800    $    48,840    $39,318,528    $   598,337
NSMM               863,831        863,831             --             --     17,042,406        238,460
FLII             1,200,000      1,200,000             --             --     23,703,088        384,070
               -----------    -----------    -----------    -----------    -----------    -----------
                 4,029,831      3,867,031        162,800    $    48,840    $80,064,022    $ 1,220,867
               ===========    ===========    ===========    ===========    ===========    ===========

The following table shows information for each acquisition as of and for the year ended December 31, 2003.

                                                               Cash
                                                             Dividends
                                                              Paid on
                 Aggregate     Shares Not    Contingently   Contingently     Purchase      Intangible
                 Number of     Subject to     Returnable     Returnable       Price       Amortization
Acquisition       Shares       Repurchase       Shares         Shares       Allocation    for the Year
-----------       ------       ----------       ------         ------       ----------    ------------

TPRS             1,966,000      1,803,200        162,800    $   293,040    $39,269,688    $ 2,285,037
NSMM               863,831        863,831             --             --     17,042,406        953,839
FLII             1,200,000      1,200,000             --             --     23,703,088      1,536,279
               -----------    -----------    -----------    -----------    -----------    -----------
                 4,029,831      3,867,031        162,800    $   293,040    $80,015,182    $ 4,775,155
               ===========    ===========    ===========    ===========    ===========    ===========

NOTE 3: EARNINGS PER SHARE

                                                         Three Months Ended March 31,
                                                         ----------------------------
                                                             2004            2003
                                                         ------------    ------------
Basic Earnings Per Share:
Net income                                               $ 13,897,309    $ 10,239,637
                                                         ============    ============
Weighted average basic shares outstanding                  44,817,042      43,986,968
                                                         ------------    ------------
Net income per share                                     $       0.31    $       0.23
                                                         ============    ============

Diluted Earnings Per Share:
Net income                                               $ 13,897,309    $ 10,239,637
                                                         ============    ============
Weighted average basic shares outstanding                  44,817,042      43,986,968
                                                         ============    ============
Add: Unvested shares, contingently returnable shares,
     unvested options and vested unexercised options          605,129         953,184
                                                         ------------    ------------

Weighted average diluted shares outstanding                45,422,171      44,940,152
                                                         ------------    ------------
Net income per share                                     $       0.31    $       0.23
                                                         ============    ============

Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, contingently returnable shares, unvested options and vested unexercised options. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and the dilutive effect of unvested options and vested unexercised options issued to employees of the Company or its affiliates using the treasury stock method.

On March 31, 2004 and 2003, respectively, 45,995,526 and 46,139,216 shares were issued and outstanding. The shareholders of record are entitled to full voting rights and dividends on these shares; 1,013,900 and 1,829,402 of these shares were unvested and held by the Company's or affiliates' employees on March 31, 2004 and 2003, respectively.

NOTE 4: COMPREHENSIVE INCOME

The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                                                                   Three Months Ended March 31,
                                                                   ----------------------------
                                                                       2004            2003
                                                                   ------------    ------------
Net income                                                         $ 13,897,309    $ 10,239,637
Other comprehensive income, net of tax
  Reclassification adjustment for unrealized gains/(losses) on
    available for sale securities included in interest and other           (383)         10,908

  Unrealized gains/(losses) on available for sale securities             72,688         (78,784)

  Foreign currency translation adjustment                               218,678        (108,729)
                                                                   ------------    ------------
Comprehensive income                                               $ 14,188,292    $ 10,063,032
                                                                   ============    ============

NOTE 5: RELATED PARTY TRANSACTIONS

Research and administrative expenses include travel expenses of $832,433 and $733,639 for the three months ended March 31, 2004 and 2003, respectively, which were paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company.

The Company has entered into an agreement pursuant to which either Shamrock or an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company. These costs, reflected in research and administration expenses, include $593,259 and $657,060 for the three months ended March 31, 2004 and 2003, respectively.

A portion of the office space located in New York includes space occupied by Stewart family interests. W.P. Stewart & Co., Inc. ("WPSI") is reimbursed on a monthly basis for rent and other costs associated with the space, which amounted to $47,200 and $46,192 for the three months ended March 31, 2004 and 2003, respectively. These amounts are based upon the actual space utilized in each of those periods.

W.P. Stewart Fund Management Limited ("WPS Dublin") serves as the investment manager to an Irish fund solely advised by WPS Investissements S.A., a Swiss investment management firm, principally owned by a beneficial owner of a minority interest in the Company. In 2004, the fund entered into liquidation proceedings. The Company had no ownership interest in either the Irish fund or WPS Investissements S.A. WPS Dublin collected and remitted to WPS Investissements S.A. all of the advisory fees in respect of such fund. There were no fees received in respect of such fund during the three months ended March 31, 2004 and such fees amounted to $6,522 for the three months ended March 31, 2003. In addition, the Company pays WPS Investissements S.A. solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by such fund and certain accounts, as directed by those clients. Such payments amounted to $1,446 and $4,162 for the three months ended March 31, 2004 and 2003, respectively.

The Company pays Bowen Asia Limited ("Bowen"), an unconsolidated affiliate of the Company, the principal owners of which are an executive officer and a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory, and research services. Such costs amounted to $271,099 and $217,757 for the three months ended March 31, 2004 and 2003, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), a subsidiary of Bowen, for client referrals to BCM. Total solicitation fees received from BCM for the three months ended March 31, 2004 and 2003 were $1,479 and $5,250 respectively.

The Company pays Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is one of the Company's directors, fees for solicitation services. These fees amounted to $173,258 and $193,396 for the three months ended March 31, 2004 and 2003, respectively.

The Company pays Appleby, Spurling & Kempe and A.S. & K. Services Ltd., a senior partner of which is a director of the Company, fees for various legal, corporate administrative and secretarial services. Such fees for services amounted to $21,344 and $25,062 for the three months ended March 31, 2004 and 2003, respectively.

Certain directors of the Company serve as directors of funds from which the Company receives investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $1,813,065 and $1,155,568 for the three months ended March 31, 2004 and 2003, respectively.

The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of the Company's directors is an Executive Officer. Kirk Management Ltd. also owns and leases to the Company its Hamilton, Bermuda headquarters. Included in research and administration expenses is rent expense of $45,000 for each of the three-month periods ended March 31, 2004 and 2003, respectively.

Included in receivables from affiliates, net, at March 31, 2004 and 2003 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date.

Included in investments available for sale at March 31, 2004 and 2003 are amounts of $852,921 and $626,895, respectively, which were investments in various funds managed by WPS Dublin, a wholly-owned subsidiary of the Company.

Included in research and administration expenses for the three months ended March 31, 2004 and 2003 is rent expense in the amounts of $47,595 and $41,402, respectively, which is paid to a company owned by the former principals of W.P. Stewart Asset Management (Europe) N.V., one of whom is an executive officer of the Company.

Included in other operating expenses for the three months ended March 31, 2004 and 2003, are contributions in the amounts of $95,000 and $25,000, respectively, paid to the W.P. Stewart & Co. Foundation, Inc., a private charitable foundation.

NOTE 6: LONG-TERM DEBT

On July 10, 2003, WPS Aviation Holdings LLC entered into a 10-year amortizing loan agreement with General Electric Capital Corporation ("GECC") to continue to finance its obligations under the purchase agreement relating to the purchase of a Challenger aircraft. The purpose of this new agreement was solely to consolidate all prior obligations to GECC and to reduce the fixed interest rates under the previous obligations. This new loan was for the principal sum of $17,278,264 at a floating per annum simple interest rate, as defined in the loan agreement as the contract rate, to be paid in 120 monthly installments and a final installment of $8,608,913 plus any outstanding interest. The contract rate of interest is equal to the sum of (i) two and 25/100 percent (2.25%) per annum plus (ii) a variable per annum interest rate equal to the rate listed for one month commercial paper (non-financial). The first monthly periodic installment was due and paid on August 10, 2003 with installments due and payable on the same day of each succeeding month. The loan is collateralized by the Challenger aircraft.

The loan documents require the Company to maintain certain financial ratios and a minimum level of $15 million of tangible net worth (as defined in the loan documents).

Interest expense on long-term debt totaled $137,072 and $299,557 for the three months ended March 31, 2004 and 2003, respectively.

NOTE 7: COMMITMENTS AND CONTINGENCIES

At March 31, 2004, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of W.P. Stewart & Co. (Europe) Ltd.'s landlord. The latter amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account in the same amount, which will remain intact over the term of the lease and is reflected in other assets at March 31, 2004 and 2003.

W.P. Stewart Securities Limited ("WPSSL") conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. As the right to charge WPSSL has no maximum amount, and applies to all trades executed through the clearing broker, WPSSL believes there is no maximum amount assignable to this right. At March 31, 2004, WPSSL has recorded no liability with respect to this right. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

The Company is involved in several legal actions and claims arising in the normal course of business. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 8: NOTES RECEIVABLE FOR COMMON SHARES

Pursuant to employee purchase agreements for common shares, in the event a purchaser is no longer in the employment of, or no longer serves as a director of, the Company or any of its affiliates, the purchaser shall transfer to the Company all rights to the shares that have not vested at the time of such termination. The remaining balance of the outstanding notes receivable related to the unvested shares shall be abated.

Pursuant to the terms of the purchase agreements, during the three months ended March 31, 2004, 21,179 unvested common shares of former employees were repurchased and their installment notes totaling $346,783 were abated.

Future minimum payments, expected to be received, on notes receivable for common shares as of March 31, 2004 are as follows:

          2004 (9 months)                   $  1,747,057
          2005                                 1,861,158
          2006                                 1,212,934
          2007                                   791,657
          2008                                   705,305
          Thereafter (through 2011)              314,596
                                            ------------
                                            $  6,632,707
                                            ============

Interest income on all such notes was $154,615 and $171,763 for the three months ended March 31, 2004 and 2003, respectively.

NOTE 9: EMPLOYEE EQUITY INCENTIVE PLAN

The W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended (the "Plan") provides for awards of common shares of the Company, to be granted to eligible employees of the Company and its affiliates in the form of restricted common shares and/or options. The exercise price of the options was equal to the market value of the Company's shares on the date of the grant. All awards that vest are exercisable in equal annual amounts on each of the first seven anniversaries of the grant dates. The dilutive effect of unvested options and vested unexercised options is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128").

On May 12, 2003, the Board of Directors approved an amendment to the Plan that
(i) increased the total number of common shares available for awards under the Plan from 2,500,000 to a total of 3,000,000, inclusive of awards previously granted, and (ii) increased the duration of the period during which vested options may be exercised from one year to two years with respect to any option grants made in the future.

During the three months ended March 31, 2004, pursuant to the terms of the Plan, 2,529 and 10,716 vested employee share options granted in 2001 and 2002, respectively, were exercised for an aggregate amount of $230,274. Also, during the same period, 4,286 and 3,572 vested employee share options granted in 2001 and 2002, respectively, were exercised for installment notes in the amount of $148,373. The installment notes bear interest at 8.5% per annum, are for a term of two years and are collateralized by the shares issued.

During the three months ended March 31, 2004 and 2003, pursuant to the terms of the Plan, 6,042 and 105,447 unexercised options granted in 2001 and 5,714 and 2,500 unexercised options granted in 2002, were forfeited by former employees of the Company.

NOTE 10: SHARE OPTIONS

On January 1, 2003, the Company began to account for share-based employee compensation in accordance with the fair value method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS No. 148"), using the prospective adoption method. Under this method of adoption, compensation expense is recognized based on the fair value of the share options granted in 2003 and future years over the related vesting periods. The amount of share-based compensation recognized under SFAS No. 123 for the three months ended March 31, 2004, for share options granted in 2003, was $1,410. There were no share options granted during the three months ended March 31, 2004.

The options outstanding as of March 31, 2004 for grants awarded during the year ended December 31, 2003, are set forth below:

                                        Weighted Average
                       Options        Remaining Contractual     Weighted Average
Exercise Prices      Outstanding          Life (Years)           Exercise Price
---------------      -----------          ------------           --------------

    $20.20              65,250                  7                    $20.20

Prior to January 1, 2003, the Company had elected to account for its share-based employee compensation plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). In accordance with APB No. 25, compensation expense is not recognized for employee options that have no intrinsic value on the date of grant.

Share options granted for all periods prior to January 1, 2003 were accounted for, and will continue to be accounted for, under the intrinsic value-based method as prescribed by APB No. 25. Therefore, no compensation expense was recognized for those share options that had no intrinsic value on the date of grant. The dilutive effect of these options is included in the weighted average diluted shares outstanding in accordance with SFAS No. 128.

The options outstanding as of March 31, 2004 and 2003 for grants made prior to January 1, 2003 are set forth below:

                                                 Weighted Average
                                  Options      Remaining Contractual   Weighted Average
March 31,     Exercise Prices    Outstanding        Life (Years)        Exercise Price
----------    ---------------    -----------        ------------        --------------

              $20.80 - $25.65       823,794               5                  $20.90
              $16.58 - $28.42       483,927               6                  $21.96
                                  ---------
   2004                           1,307,721
                                  =========

              $20.80 - $25.65     1,081,072               6                  $20.89
              $16.58 - $28.42       557,001               7                  $22.11
                                  ---------
   2003                           1,638,073
                                  =========

Options exercisable at March 31, 2004 and 2003 were 191,663 and 166,757, respectively.

Had compensation cost for the Company's options been determined based on fair value at the grant dates for awards granted prior to January 1, 2003 under the Plan consistent with the fair value method prescribed by SFAS No. 123, the Company's net income and net income per share diluted for the periods ended March 31, 2004 and 2003, would have been the following pro forma amounts:

                                                   Three Months Ended March 31,
                                                  ------------------------------
                                                      2004              2003
                                                  ------------      ------------
Net income, as reported                           $ 13,897,309      $ 10,239,637
Pro forma net income                              $ 13,786,165      $  9,733,970
Earnings Per Share, as reported:
  Basic                                           $       0.31      $       0.23
  Diluted                                         $       0.31      $       0.23
Pro forma Earnings Per Share:
  Basic                                           $       0.31      $       0.22
  Diluted                                         $       0.30      $       0.22

In the preceding table, pro forma compensation expense associated with option grants is recognized over the relevant vesting periods.

NOTE 11: INCOME TAXES

Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any Bermuda taxes on their income or capital gains. The Company and its Bermuda subsidiaries will be exempt from such forms of taxation in Bermuda until at least March 2016.

Income from the Company's operations in the United States and from U.S. subsidiaries of the Company is subject to income taxes imposed by U.S. authorities. In addition, the Company's non-U.S. subsidiaries are subject to income taxes imposed by the jurisdictions in which those subsidiaries conduct business.

The provision for income taxes detailed below represents the Company's estimate of taxes on income applicable to all jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

The income tax provision, all current, for the periods ended March 31, 2004 and 2003 is as follows:

                                       Three Months Ended March 31,
                                       ----------------------------
                                           2004             2003
                                       -----------      -----------
              US:
              Federal                  $ 1,105,743      $   790,698
              State and local              435,975          345,346
                                       -----------      -----------
                                         1,541,718        1,136,044
              Other:                         2,428            1,693
                                       -----------      -----------
                                       $ 1,544,146      $ 1,137,737
                                       ===========      ===========

NOTE 12: PENSION BENEFITS

Total employer contributions amounted to $555,272 and $610,572 for the three months ended March 31, 2004 and 2003, respectively. Participants are immediately vested in their account balances.

NOTE 13: GEOGRAPHIC AREA DATA

The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                                              Fee Revenue
                                    -------------------------------
                                     Three months ended March 31,
                                    -------------------------------
                                        2004               2003
                                    ------------       ------------
              U.S.                  $ 20,079,755       $ 17,503,549
              Non-U.S                  5,689,639          5,771,599
                                    ------------       ------------
              Total                 $ 25,769,394       $ 23,275,148
                                    ============       ============

NOTE 14: SUBSEQUENT EVENTS

On April 2, 2004, the Company declared a dividend of $0.30 per share to shareholders of record as of April 16, 2004, payable on April 30, 2004 in the aggregate amount of $13,798,658.

                  Operating and Financial Review and Prospects

Overview

      W.P. Stewart & Co., Ltd., together with its subsidiaries, is a research-focused investment counselor that manages assets for high net-worth individuals and institutions located throughout the world. Our principal source of revenues is investment advisory fees and, accordingly, fluctuations in financial markets and client contributions and withdrawals have a direct effect on revenues and net income. Additionally, significant components of our expenses are variable in nature and tend to partially offset fluctuations in revenue.

      Our advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Our policy is to bill clients quarterly, in advance.

      Another component of our revenues is brokerage commissions. Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary directly with account trading activity and new account generation. Therefore, commission revenue is also affected by market conditions.

      Interest and other revenue primarily consists of interest earned on notes receivable for employee purchases of common shares, interest earned on our cash management activities and equity income relating to our investments in unconsolidated affiliates.

      We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for all employees varies with operating profit. At the beginning of each year, each employee is allocated a participation in our compensation pool. Compensation paid depends upon our actual operating profit, as adjusted for amortization of intangibles and retirement benefits ("adjusted operating profit"). We review from time to time the percentage of operating profit made available for the compensation pool. Under our variable compensation program, which heavily weights compensation against profit performance, compensation expense currently may vary between 20.7% and 24.5% of adjusted operating profit. Compensation expense was approximately 24.8% of adjusted operating profit for the year ended December 31, 2003. It is currently anticipated that compensation expense for the year ending December 31, 2004 will be approximately 24%.

      Fees paid out are paid to select banks, investment firms and individuals in at least 10 countries, with whom we have formal marketing arrangements that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship - they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.

      Commissions, clearance and trading expenses include fees incurred related to brokerage activities. These transaction-related costs vary directly with trading activity. Transaction costs are reviewed quarterly and are competitive.

      Research and administration expenses include research, travel and entertainment, communications, information technology systems support and occupancy.

      Marketing expenses represent costs associated with our internal marketing initiatives and client servicing activities, and include client seminars and marketing related travel and operational expenses.

      Other operating expenses include professional fees consisting of auditing, tax, legal and consulting fees, charitable contributions and other administration expenses.

      All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and participate in the results of our operations.

      Operating Results

Three Months Ended March 31, 2004 as Compared to Three Months Ended March 31,
2003

      Assets Under Management

      Assets under management were in excess of $8.5 billion at March 31, 2004, essentially unchanged from approximately $8.6 billion at December 31, 2003. Assets under management were approximately $7.3 billion at March 31, 2003, a decrease of approximately $0.4 billion or 5.2%, from approximately $7.7 billion at December 31, 2002.

      The following table sets forth the total net flows of assets under management for the three months ended March 31, 2004 and 2003, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                      Net Flows of Assets Under Management
                                  (in millions)

                                                      Three Months Ended
                                                           March 31,
                                                    -----------------------
                                                      2004           2003
                                                    --------       --------
       Existing Accounts:
         Contributions                              $    195       $    171
         Withdrawals                                    (205)          (176)
                                                    --------       --------
       Net Flows of Existing Accounts                    (10)            (5)
                                                    --------       --------
       Publicly Available Funds:
         Contributions                                    51             49
         Withdrawals                                     (34)           (46)
       Direct Accounts Opened                             69            103
       Direct Accounts Closed                           (215)          (190)
                                                    --------       --------
       Net New Flows                                    (129)           (84)
                                                    --------       --------
       Net Flows of Assets Under Management         $   (139)      $    (89)
                                                    ========       ========

      Revenues

      Revenues were $35.5 million for the first quarter of 2004, an increase of $5.8 million or 19.4% from $29.7 million earned for the first quarter of 2003. The changes were due to a $2.5 million or 10.7% increase in fee revenue, a $3.5 million or 59.5% increase in commission revenue and a $0.2 million or 41.0% decrease in interest and other revenues. The average gross fee earned from client accounts was 1.21% for the quarter ended March 31, 2004 as compared to 1.22% for the quarter ended March 31, 2003, due to a slight change in client account mix due to larger accounts subject to our fee break. The increase in fee revenue was attributable to the increase in assets under management. Because we bill our fees quarterly, in advance, the strong fourth quarter 2003 increase in assets under management had a direct impact on our first quarter 2004 fee revenue. Commission revenue was significantly higher in the quarter, compared to recent quarters, and reflects among other factors, that five new companies were added to most clients' portfolios in the quarter, resulting in corresponding buys and sells. Interest and other revenues decreased primarily due to a gain realized on the sales of municipal bonds during the first quarter of 2003 and the foreign currency effect incurred in the first quarter of 2004 in our European operations due to the weaker U.S. dollar as compared to the British Pound Sterling and the Euro.

      Expenses

      Expenses, excluding income taxes, increased approximately $1.7 million or 9.3% to $20.1 million for the first quarter 2004 from $18.4 million in the same period of the prior year. The increase was due to changes in operating expenses, including an increase in variable expenses of $0.4 million in fees paid out, which are directly related to assets under management of referred accounts, an increase in commissions, clearance and trading of $0.8 million, which vary with account activity, an increase in employee compensation and benefits of $0.5 million due to an increase in adjusted operating profit, on which that compensation is based. Additionally, marketing expenses increased $0.3 million due to slightly higher costs related to marketing travel and seminars and other operating expenses decreased $0.2 million primarily due to lower costs incurred in the first quarter of 2004.

      Our income tax expense increased $0.4 million to $1.5 million for the first quarter of 2004 from $1.1 million in the same period of the prior year. The effective tax rate is 10% for both periods.

      Net Income

      Net income for the quarter ended March 31, 2004 increased $3.7 million or 35.7% to $13.9 million from $10.2 million in the first quarter of the prior year as a result of the items described above.

      Inflation

      Our assets are largely liquid in nature and, therefore, not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as information technology and occupancy costs, which may not be readily recoverable in the pricing of the services that we provide. To the extent inflation results in rising interest rates and has other negative effects upon the securities markets, it may adversely affect our financial position and results of operations.

      Contractual Obligations and Contingent Commitments

      W.P. Stewart & Co., Ltd. has contractual obligations to make future payments under long-term debt and non-cancelable operating lease agreements and has contingent commitments as disclosed in the notes to the consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of March 31, 2004:

                             Contractual Obligations
                                  (in millions)

                                       Remaining 2004   2005-2006     2007-2008    2009-Thereafter    Total
                                       --------------   ---------     ---------    ---------------    -----
Long-Term Debt (1)                          $0.6          $1.6           $1.7          $12.9          $16.8
Minimum Rental Commitments                  $2.2          $5.7           $3.7          $ 6.2          $17.8

(1) See Note 6 to the condensed consolidated financial statements for additional information.

                             Contingent Commitments
                                  (in millions)

                                                       Amount of Commitment Expiration Per Period
                                             2004       2005-2006     2007-2008    2009-Thereafter    Total
                                             ----       ---------     ---------    ---------------    -----
Commitments under letters of credit (2)       --          $1.2            --            $0.7           $1.9

(2) See Note 7 to the condensed consolidated financial statements for additional information.

      Liquidity and Capital Resources

      Our financial condition is highly liquid with principal assets including cash and cash equivalents, investments available for sale and receivables from clients. Cash equivalents are primarily short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not in general require us to maintain significant capital balances. However, our advisory activities for clients in The Netherlands, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.

      We continually monitor and evaluate the adequacy of the capital maintained for those activities and have consistently maintained net capital in excess of the prescribed amounts. Historically, we have met our liquidity requirements with cash generated from our operations.

      We anticipate that our cash flow from operations will be sufficient to meet our debt and other obligations as they come due as well as our anticipated capital requirements. Our liquidity, facilities and overall financial condition remain strong. We have maintained our customary quarterly dividend and have funded that dividend essentially out of operating cash flow. Our board of directors carefully scrutinizes our earnings and cash position quarter-by-quarter to ascertain the prudence of our dividend. Although there can be no guarantee that the dividend will remain at historic levels indefinitely, there currently are no plans for reducing it. Consistent with this focus, our board of directors will continue to monitor our liquidity and our ability to pay dividends and will also consider opportunities for share repurchases with a view toward increasing long-term shareholder value.

                                    EXHIBITS

      See press release attached hereto dated April 29, 2004 regarding the Company's financial results for the first quarter of 2004.

      See press release attached hereto dated May 7, 2004 regarding the Company's Annual General Meeting of shareholders and meeting of it's Board of Directors.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        W.P. STEWART & CO., LTD.


Date: May 10, 2004                      By: /s/ Rocco Macri
                                            ------------------------------------
                                            Name:   Rocco Macri
                                            Title:  Deputy Managing Director -
                                                    Chief Financial Officer

W.P. STEWART & Co., Ltd.

                                                           Contact: Fred M. Ryan

      W.P. Stewart & Co., Ltd. Reports Net Income for First Quarter 2004 of
                                  $13.9 Million

            Diluted Earnings Per Share of $0.31 for the First Quarter

29 April 2004
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today reported net income of $13.9 million, or $0.31 per share (diluted) and $0.31 per share (basic), for the first quarter ended 31 March 2004. This compares with net income in the first quarter of the prior year of $10.2 million or $0.23 per share (diluted) and $0.23 per share (basic).

For the first quarter of 2004 there were 45,422,171 common shares outstanding on a weighted average diluted basis compared to 44,940,152 common shares outstanding for the first quarter of 2003 on the same weighted average diluted basis.

Net income for the quarter ended 31 March 2004 of $13.9 million, adjusted for the add-back of $1.9 million, representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis ("cash earnings"), was $15.8 million, or $0.35 per share (diluted). In the same quarter of the prior year, cash earnings were $12.1 million (net income of $10.2 million adjusted for the add-back of $1.9 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax effected basis), or $0.27 per share (diluted).

Performance

Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the "Composite") for the first quarter of 2004 was +2.1% pre-fee and +1.8% post-fee.

For the twelve month period ending 31 March 2004, performance in the Composite was +25.7%, pre-fee and +24.5% post-fee.

W.P. STEWART & CO., LTD.

W.P. Stewart's five-year performance for the period ended 31 March 2004 averaged +0.1% pre-fee (-1.1% post-fee), compounded annually, compared to an average of -1.2% for the S&P 500 in the same period.

In each of the three, five and ten-year periods ended 31 March 2004, performance of the W.P. Stewart U.S. equity composite has exceeded the performance of the S&P 500.

Assets Under Management

Assets under management (AUM) at quarter-end were slightly above $8.5 billion, compared with approximately $8.6 billion at 31 December 2003, and approximately $7.3 billion at 31 March 2003.

Total net flows of AUM for the quarter ended 31 March 2004 were approximately -$139 million, compared with total net flows of approximately -$187 million and approximately -$89 million in the fourth quarter and in the first quarter of 2003, respectively.

In the quarter, net cash flows of existing accounts were approximately -$10 million, compared with approximately -$43 million and approximately -$5 million in the fourth quarter and in the first quarter of 2003, respectively.

Net new flows (net contributions to our publicly-available funds and flows from new accounts minus closed accounts) were approximately -$129 million for the quarter compared to approximately -$144 million and approximately -$84 million in the fourth quarter and in the first quarter of 2003, respectively.

Look-Through Earning Power

W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 29-year history, the growth

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually.

Currently, portfolio earnings growth remains solidly positive and the Company's research analysts expect portfolio earnings growth to be within the historical range over the next few years.

Revenues and Profitability

Revenues were $35.5 million for the quarter ended 31 March 2004, up 19.4% from $29.7 million for the same quarter 2003.

The average gross management fee was 1.21% for the quarter ended 31 March 2004, compared to 1.22% in the same quarter of the prior year.

Total operating expenses increased 9.3%, to $20.1 million, for the first quarter 2004, from $18.4 million in the same quarter of the prior year.

Pre-tax income, of $15.4 million, was 43.5% of gross revenues for the quarter ended 31 March 2004 compared to $11.4 million or 38.3% of gross revenues in the comparable quarter of the prior year.

The Company's provision for taxes for the quarter ended 31 March 2004 was $1.5 million versus $1.1 million in the comparable quarter of the prior year. The tax rate is 10% of income before taxes for both periods.

Other Events

The Company paid a dividend of $0.30 per common share on 30 January 2004 to shareholders of record as of 15 January 2004, and will pay a dividend of $0.30 per common share on 30 April 2004 to shareholders of record as of 16 April 2004.

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

Conference Call

In conjunction with this first quarter 2004 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Thursday, 29 April 2004. The conference call will commence promptly at 9:15am (EDT). Those who are interested in participating in the teleconference should dial 1-800-922-0755 (within the United States) or +973-935-2405 (outside the United States). The conference ID is "W.P. Stewart". To listen to the live broadcast of the conference over the Internet, simply log on to the web at the following address:

http://www.firstcallevents.com/service/ajwz403936824gf12.html

The teleconference will be available for replay from Thursday, 29 April 2004 at 12:00 noon (EDT) through Friday, 30 April 2004 at 5:00 p.m. (EDT). To access the replay, please dial 1-877-519-4471 (within the United States) or +973-341-3080 (outside the United States). The PIN number for accessing this replay is 4682562.

You will be able to access a replay of the Internet broadcast through Thursday, 6 May 2004, on the Company's website at http://www.wpstewart.com . The Company will respond to questions submitted by e-mail, following the conference.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

For more information, please visit the Company's website at http://www.wpstewart.com , or call W.P. Stewart Investor Relations (Fred M.
Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com .

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

                                      # # #

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

                                                     (in millions)

                                               For the Three Months Ended
                                      ----------------------------------------------
                                      Mar. 31, 2004   Dec. 31, 2003    Mar. 31, 2003
                                      -------------   -------------    -------------
Existing Accounts:
  Contributions                        $      195       $      185       $      171
  Withdrawals                                (205)            (228)            (176)
                                       ----------       ----------       ----------
Net Flows of Existing Accounts                (10)             (43)              (5)
                                       ----------       ----------       ----------
Publicly Available Funds:
  Contributions                                51               32               49
  Withdrawals                                 (34)             (54)             (46)
Direct Accounts Opened                         69               85              103
Direct Accounts Closed                       (215)            (207)            (190)
                                       ----------       ----------       ----------
Net New Flows                                (129)            (144)             (84)
                                       ----------       ----------       ----------

Net Flows of Assets Under Management   $     (139)      $     (187)      $      (89)
                                       ==========       ==========       ==========

* The table above sets forth the total net flows of assets under management for the three months ended March 31, 2004, December 31, 2003 and March 31, 2003, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                  For the Three Months Ended                           % Change From
                                          ----------------------------------------------      -------------------------------
                                          Mar. 31, 2004   Dec. 31, 2003    Mar. 31, 2003      Dec. 31, 2003     Mar. 31, 2003
                                          -------------   -------------    -------------      -------------     -------------
Revenue:
  Fees                                    $ 25,769,394     $ 24,064,692     $ 23,275,148              7.08%            10.72%
  Commissions                                9,411,293        4,935,532        5,901,074             90.68%            59.48%
  Interest and other                           333,707          328,407          565,359              1.61%          -40.97%
                                          ------------     ------------     ------------      ------------      ------------
                                            35,514,394       29,328,631       29,741,581             21.09%            19.41%
                                          ------------     ------------     ------------      ------------      ------------

Expenses:
  Employee compensation and benefits         6,813,270        5,372,710        6,354,285             26.81%             7.22%
  Fees paid out                              1,730,524        1,540,182        1,368,899             12.36%            26.42%
  Commissions, clearance and trading         1,974,840        1,066,542        1,201,559             85.16%            64.36%
  Research and  administration               3,736,397        3,646,302        3,724,619              2.47%             0.32%
  Marketing                                  1,446,483        1,297,621        1,169,107             11.47%            23.73%
  Depreciation and amortization              2,008,208        2,001,262        1,964,067              0.35%             2.25%
  Other operating                            2,363,217        1,988,878        2,581,671             18.82%           -8.46%
                                          ------------     ------------     ------------      ------------      ------------
                                            20,072,939       16,913,497       18,364,207             18.68%             9.30%
                                          ------------     ------------     ------------      ------------      ------------
Income before taxes                         15,441,455       12,415,134       11,377,374             24.38%            35.72%

Provision for taxes                          1,544,146        2,187,437        1,137,737           -29.41%             35.72%
                                          ------------     ------------     ------------      ------------      ------------
Net income                                $ 13,897,309     $ 10,227,697     $ 10,239,637             35.88%            35.72%
                                          ============     ============     ============      ============      ============
Earnings per share:

Basic earnings per share                  $       0.31     $       0.23     $       0.23             34.78%            34.78%
                                          ============     ============     ============      ============      ============
Diluted earnings per share                $       0.31     $       0.23     $       0.23             34.78%            34.78%
                                          ============     ============     ============      ============      ============

W.P. STEWART & CO. LTD.

                                                           Contact: Fred M. Ryan

                         W.P. STEWART & CO., LTD. HOLDS
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                      AND A
                        MEETING OF THE BOARD OF DIRECTORS

7 May 2004
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today held its Annual General Meeting of shareholders in Hamilton, Bermuda.

A slate of six directors composed of William P. Stewart, John C. Russell, Angus
S. King, Jr., Henry B. Smith, Heinrich Spangler and Richard D. Spurling was elected to the Board of Directors. A proposal that the maximum number of directors be maintained at ten, and that the directors of the Company be authorized to appoint new directors either to fill vacancies occurring in the Board of Directors or to act as additional directors (up to the maximum of ten), was also approved.

In commenting on the meeting, William P. Stewart, the Chairman and Chief Executive Officer of the Company, thanked retiring Board members, Dr. Edgar Brunner and Richard Breeden, who have been directors since June 1998, for their service to the Company.

Mr. Stewart commented, "I am grateful to Dr. Brunner and Mr. Breeden for their objective guidance and support. Their depth of experience, both with private and public companies, has been of great assistance to us over the years and I wish each of them every success in the future."

In other action, the shareholders also re-appointed PricewaterhouseCoopers LLP as the Company's independent auditors for the fiscal year ended 31 December 2004 and until the close of the Annual General Meeting of the Company for 2005.

Following the Annual General Meeting, at a regular meeting of the Board of Directors, Dominik M.F. Brunner was appointed to the Board, effectively immediately.

Mr. Brunner is currently the Principal of FIRST CAPITAL INVESTMENTS LTD., a private company he founded in 1997, providing investment-banking services to European mid-sized enterprises. Also, in 1997, Mr. Brunner founded and operated DOMINIK BRUNNER - SERVICOS FINANCEIROS, LDA (DBSF). DBSF provided financial consulting in Portugal and acted as a representative of CLARIDEN BANK, a Credit

W.P. STEWART & CO., LTD.

Suisse Group company. The operations of DBSF were sold to CLARIDEN BANK AG at the end of 2003. From 1993 to 1997 Mr. Brunner was the Co-Managing Partner of ESPIRITO SANTO DEVELOPMENT CAPITAL INVESTORS. LTD., a $100 million private equity fund, sponsored by the Espirito Santo Group of Portugal and whose investors included financial institutions from Europe, the Middle East and the United States. Previously, Mr. Brunner was involved in the European chemicals industry and the international trading industry as an executive and management board member of several companies.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research- intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.


                                                                               2